Exhibit 99.10

Date: ________________

One Horizon Group, Inc.

Attn: Board of Directors

T1-017 Tierney Building

University of Limerick

Limerick Ireland

Re:       Resignation

To the Board of Directors of One Horizon Group, Inc.

Effective as of the date set forth above, I hereby resign as Chief Executive Officer of One Horizon Group, Inc.

Sincerely,

/s/ Mark B. White____________________

Mark B. White